UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

(check one):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                      For Period Ended:   August 31, 2004
                                          ------------
                       [  ] Transition Report on Form 10-K
                       [  ] Transition Report on Form 20-F
                       [  ] Transition Report on Form 11-K
                       [  ] Transition Report on Form 10-Q
                       [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________
Part  I  -  REGISTRANT  INFORMATION

Apache Motor Corporation
________________________________________________________________________
Full  Name  of  Registrant


________________________________________________________________________
Former  Name  if  Applicable

938 N 200 Street, Suite B
________________________________________________________________________
Address  of  Principal  Executive  Offices  (Street  and  Number)

Shoreline, WA, 98133
________________________________________________________________________
City,  State  and  Zip  Code

PART  II  -  RULES  12b-25  (b)  AND  (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form [X] 10-Q, or portion thereof will be filed on or before the fifth calendar day  following  the  prescribed  due  date;  and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

There has been an abnormal delay in obtaining information to complete the Company's records for its quarter ended August 31, 2004. All parties are committed to completing the Company's filing in an expedient fashion.

                                        (Attach  Extra  Sheets  if  Needed)

SEC  1344  (8-89)

PART  IV  -  OTHER  INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Adam Jenn                                (206)                  533-2252
________________________________  ______________________  ______________________
 (Name)                              (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Apache Motor Corporation
                          ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 16, 2004   By: Adam Jenn, President
      -----------------      -------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T.